Indeck Maine Energy, L.L.C.

                              Financial Statements

                        December 31, 2002, 2001 and 2000

                        Report of Independent Accountants


To the Members of
Indeck Maine Energy, L.C.C.:

In our opinion, the accompanying balance sheets and the related statements of operations, changes in members' deficit and of cash flows present fairly, in all material respects, the financial position of Indeck Maine Energy, L.L.C. (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the financial statements, the Company has temporarily suspended operations and is dependent on the continuing financial support of the Members.



PricewaterhouseCoopers LLP
Florham Park, NJ
April 3, 2003

Indeck Maine Energy, L.L.C.
Balance Sheets
--------------------------------------------------------------------------------

                                                       December 31,
                                              ----------------------------
                                                   2002           2001
                                              ------------    ------------
Assets:
Cash and cash equivalents .................   $      6,270    $     69,798
Accounts receivable .......................        488,542         606,089
Inventories ...............................        693,733         480,422
Prepaid expenses ..........................         28,581           5,701
                                              ------------    ------------

   Total current assets ...................      1,217,126       1,162,010
                                              ------------    ------------

Property, plant and equipment:
   Land ...................................        158,000         158,000
   Power generation facilities ............      4,240,041       3,795,639
   Equipment and other ....................         98,438          60,009
                                              ------------    ------------
                                                 4,496,479       4,013,648
   Accumulated depreciation ...............     (1,033,427)       (800,108)
                                              ------------    ------------
                                                 3,463,052       3,213,540
                                              ------------    ------------

Intangible assets .........................        206,577         206,577
Accumulated amortization ..................        (71,467)        (60,322)
                                              ------------    ------------
                                                   135,110         146,255
                                              ------------    ------------

     Total assets .........................   $  4,815,288    $  4,521,805
                                              ------------    ------------

Liabilities and Members' Deficit:
Liabilities:
Accounts payable and accrued expenses .....   $    290,785    $    477,182
Due to affiliates .........................      2,794,877       1,244,003
Management fee payable ....................        400,000         300,000
Notes payable to members ..................      7,101,000       5,801,000
                                              ------------    ------------

     Total current liabilities ............     10,586,662       7,822,185

Commitments and contingencies .............           --              --

Total members' deficit ....................     (5,771,374)     (3,300,380)
                                              ------------    ------------

     Total liabilities and members' deficit   $  4,815,288    $  4,521,805
                                              ------------    ------------







            See accompanying notes to the financial statements

Indeck Maine Energy, L.L.C.
Statements of Operations
--------------------------------------------------------------------------------

                                   For the year ended December 31,
                              -----------------------------------------
                                  2002          2001            2000
                              -----------    -----------    -----------

Power generation revenue ..   $ 5,237,947    $ 5,587,507    $ 2,017,481
Renewable attribute revenue     2,008,488           --             --
                              -----------    -----------    -----------
    Total revenue .........     7,246,435      5,587,507      2,017,481

Cost of sales, including
 depreciation and
 amortization of $244,464,
 $206,032 and $184,771 in
 2002, 2001 and 2000 ......     9,080,905      6,913,336      2,646,770
                              -----------    -----------    -----------

Gross loss ................    (1,834,470)    (1,325,829)      (629,289)

General and administrative
 expenses .................       299,746        300,112        478,696
                              -----------    -----------    -----------
   Loss from operations ...    (2,134,216)    (1,625,941)    (1,107,985)

Interest income ...........         3,434         11,657         11,857

Interest expense ..........      (340,212)      (269,216)      (183,841)
                              -----------    -----------    -----------

   Net loss ...............   $(2,470,994)   $(1,883,500)   $(1,279,969)
                              -----------    -----------    -----------







            See accompanying notes to the financial statements.

Indeck Maine Energy, L.L.C.
Statements of Changes in Members' Deficit
For the Years Ended December 31, 2002, 2001 and 2000
--------------------------------------------------------------------------------

                                       Indeck
                                       Energy    Ridgewood
                                      Services   Maine, LLC       Total
                                      -------   ------------    ----------

Members' deficit, January 1, 2000 .   $  --     $  (136,911)   $  (136,911)

Net loss ..........................      --      (1,279,969)    (1,279,969)
                                      -------   -----------    -----------

Members' deficit, December 31, 2000      --      (1,416,880)    (1,416,880)

Net loss ..........................      --      (1,883,500)    (1,883,500)
                                      -------   -----------    -----------

Members' deficit, December 31, 2001      --      (3,300,380)    (3,300,380)

Net loss ..........................      --      (2,470,994)    (2,470,994)
                                      -------   -----------    -----------

Members' deficit, December 31, 2002   $  --     $(5,771,374)   $(5,771,374)
                                      -------   -----------    -----------




























              See accompanying notes to the financial statements.

Indeck Maine Energy, L.L.C.
Statements of Cash Flows
--------------------------------------------------------------------------------

                                          For the year ended December 31,
                                     -----------------------------------------
                                        2002            2001           2000
                                     -----------    -----------    -----------

Cash flows from operating
 activities:
  Net loss .......................   $(2,470,994)   $(1,883,500)   $(1,279,969)
                                     -----------    -----------    -----------
  Adjustments to reconcile net
   loss to net cash flows
   used in operating activities
     Depreciation and amortization       244,464        206,032        184,771
     Changes in assets and
      liabilities:
       Decrease (increase) in
        accounts receivable ......       117,547       (458,177)       126,450
       (Increase) decrease in
         inventories .............      (213,311)      (336,127)           903
       (Increase) decrease in
         prepaid expenses ........       (22,880)       129,916       (108,353)
       (Decrease) increase in
         accounts payable and
         accrued expenses ........      (186,397)       189,802       (182,526)
       Increase (decrease) in due
        to/from affiliates, net ..     1,550,874        827,582         (8,185)
       Increase in management
        fee payable ..............       100,000        100,000        100,000
                                     -----------    -----------    -----------

     Total adjustments ...........     1,590,297        659,028        113,060
                                     -----------    -----------    -----------

     Net cash used in operating
      activities .................      (880,697)    (1,224,472)    (1,166,909)
                                     -----------    -----------    -----------

Cash flows from investing
 activities:
Capital expenditures .............      (482,831)      (395,263)          --
                                     -----------    -----------    -----------

    Net cash used in investing
     activities ..................      (482,831)      (395,263)          --

Cash flows from financing
 activities:
  Issuance of notes payable ......     1,300,000      1,000,000      1,200,000
                                     -----------    -----------    -----------
     Net cash provided by
      financing activities .......     1,300,000      1,000,000      1,200,000
                                     -----------    -----------    -----------

Net (decrease) increase in cash
  and cash equivalents ...........       (63,528)      (619,735)        33,091

Cash and cash equivalents,
 beginning of year ...............        69,798        689,533        656,442
                                     -----------    -----------    -----------

Cash and cash equivalents,
 end of year .....................   $     6,270    $    69,798    $   689,533
                                     -----------    -----------    -----------






                 See accompanying notes to the financial statements.

Indeck Maine Energy, L.L.C.
Notes to Financial Statements
--------------------------------------------------------------------------------

1.  Description of Business

Indeck Maine Energy, L.L.C. (the "Company") is a limited liability company formed on April 1, 1997 by Indeck Energy Services, Inc. ("IES") for the purpose of acquiring, operating and managing two 24.5 megawatt wood-fired electric generation facilities (the "Facilities") located in Maine. The Facilities commenced operations on June 10, 1997. On June 11, 1997, Ridgewood Maine, LLC ("Ridgewood"), which is owned equally by Ridgewood Electric Power Trust IV and Ridgewood Electric Power Trust V, purchased a 50% membership interest in the Company from IES for $14,000,000. Of this purchase price, $4,857,015 was contributed to the Company and the remainder was retained by the other members.

a. Ridgewood's Priority Return from Operations: Ridgewood's Priority Return From Operations is an amount equal to 18% per annum of $14 million, increased by the amount of any additional contribution made by Ridgewood and reduced by the amount of distributions to Ridgewood of Net Cash Flow From Capital Events, as defined.

b. Allocation of Profits and Losses: In accordance with the Operating Agreement, profits and losses, as defined, are allocated as follows:

First, profits shall be allocated to each member, other than Ridgewood, until the cumulative amount of profits allocated is equal to the amount of distributions made or to be made to each member pursuant to the distributions provisions of the Operating Agreement.

Second, all remaining profits and losses shall be allocated to Ridgewood. Also, all depreciation shall be allocated to Ridgewood.

Losses and depreciation allocated to members in accordance with the Operating Agreement may not exceed the amount that would cause such members to have an Adjusted Capital account Deficit, as defined, at the end of such year. All losses and depreciation in excess of this limitation shall be allocated to the remaining members who will not be subject to this limitation, in proportion to and to the extent of their positive Capital Account Balances, as defined.

Also, if in any fiscal year a member unexpectedly receives an adjustment, allocation or distribution as described in the Operating Agreement, and such allocation or distribution causes or increases an Adjusted Capital Account Deficit for such fiscal year, such member shall be allocated items of income and gain in an amount and manner sufficient to eliminate such Adjusted Capital Account Deficit as quickly as possible.

c. Distributions of Net Cash Flows From Operations: For each Fiscal year, the Company shall distribute Net Cash Flow From Operations, as defined, to the members as follows:

First, the Company shall distribute to Ridgewood 100% of Net Cash Flow From Operations until Ridgewood has received the full amount of any unpaid portion of Ridgewood's Priority Return From Operations, as defined, for any preceding fiscal year,

Second, the Company shall distribute to Ridgewood 100% of Net Cash Flow From Operations until Ridgewood has received Ridgewood's Priority Return From Operations for the current fiscal year.

Third, the Company shall distribute 100% of Net Cash Flow From Operations to the members, other than Ridgewood, in accordance with the respective interests of such members until such members have collectively received an amount equal to the amount distributed to Ridgewood during the current fiscal year.

Fourth, the Company shall thereafter distribute any remaining balance of Net Cash Flow From Operations 25% to Ridgewood and 75% to the remaining members, in accordance with the respective interest of such members, until such time as Ridgewood has received aggregate distributions equal to Ridgewood's Initial Capital Contribution, as defined. At such time, the distribution percentages shall be amended to 50% Ridgewood and 50% to the remaining members.

d. Distributions of Net Cash Flow From Capital Events: The Company shall distribute Net Cash Flow From Capital Events, as defined, 50% to Ridgewood and 50% to the remaining members, in accordance with the respective interests of such members. Net Cash Flow from Capital Events is defined as any cash received from any source other than Net Cash Flow From Operations.

2. Summary of Significant Accounting Policies

Critical accounting policies and estimates
The preparation of financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including bad debts, recoverable value of fixed assets, intangible assets and recordable liabilities for litigation and other contingencies. The Company bases its estimates on historical experience, current and expected conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

New Accounting Standards and Disclosures
SFAS 141
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, Business Combinations, which eliminates the pooling-of-interest method of accounting for business combinations and requires the use of the purchase method. In addition, SFAS 141 requires the reassessment of intangible assets to determine if they are appropriately classified either separately or within goodwill. SFAS 141 is effective for business combinations initiated after June 30, 2001. The Company adopted SFAS 141 on July 1, 2001, with no material impact on the financial statements.

SFAS 142
In June 2001, the FASB issued SFAS 142, Goodwill and Other Intangible Assets, which eliminates the amortization of goodwill and other acquired intangible assets with indefinite economic useful lives. SFAS 142 requires an annual impairment test of goodwill and other intangible assets that are not subject to amortization. The Company adopted SFAS 142 effective January 1, 2002, with no material impact on the financial statements.

SFAS 143
In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations, on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. Measurement of the initial obligation is to approximate fair value, with an equivalent amount recorded as an increase in the value of the capitalized asset. The asset will be depreciated in accordance with normal depreciation policy and the liability will be adjusted for the time value of money, with a charge to the income statement, until the obligation is settled. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company will adopt SFAS 143 effective January 1, 2003 and has assessed that this standard will not have a material impact on the Company.

SFAS 144
In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of. For long-lived assets to be held and used, SFAS 144 retains the requirements of SFAS 121 to (a) recognize an impairment loss only if the carrying amount is not recoverable from undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. For long-lived assets to be disposed of, SFAS 144 establishes a single accounting model based on the framework established in SFAS 121. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations and replaces the provisions of APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of segments of a business. SFAS 144 also broadens the reporting of discontinued operations. The Company adopted SFAS 144 effective January 1, 2002, with no material impact on the financial statements.

SFAS 145
In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Correction. SFAS No. 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company will adopt SFAS 145 effective January 1, 2003 and has assessed that this standard will not have a material impact on the Company.

SFAS 146
In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. The Company will adopt SFAS 146 effective January 1, 2003 and has assessed that this standard will not have a material impact on the Company.

FIN 45
In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company adopted the disclosure provisions of FIN 45 during the fourth quarter of 2002 with no material impact to the financial statements.

Cash and cash equivalents
The Company considers all highly liquid investments with maturities when purchased of three months or less as cash and cash equivalents.

Revenue recognition
Power generation revenue is recorded in the month of delivery, based on the estimated volumes sold to customers at rates stipulated in the power sales contract. Adjustments are made to reflect actual volumes delivered when the actual volumetric information subsequently becomes available. Billings to customers for power generation generally occurs during the month following delivery. Final billings typically do not vary significantly from estimates.

Renewable attribute revenue is derived from the sale of the renewable portfolio standard attributes ("RPS Attributes"). As discussed in Note 8, qualified renewable electric generation facilities produce RPS Attributes when they generate electricity. RPS Attributes have various classes, with each class assigned a limited life. Renewable attribute revenue is recorded in the month the attributes are sold at an agreed upon unit price.

Interest income is recorded when earned.

Inventories
Inventories, consisting of wood, are stated at cost, with cost being determined on the first-in, first-out method.

Impairment of Long-Lived Assets and Intangibles
In accordance with the provisions of SFAS No. 144, the Company evaluates long-lived assets, such as fixed assets and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is made by comparing the carrying value of an asset to the estimated undiscounted cash flows attributable to that asset. If an impairment has occurred, the impairment loss recognized is the amount by which the carrying value exceeds the discounted cash flows attributable to the asset or the estimated fair value of the asset.

Property, plant and equipment
Property, plant and equipment, consisting of land and machinery and equipment, are stated at cost. Machinery and equipment, consists principally of electrical generating equipment. Renewals and betterments that increase the useful lives of the assets are capitalized. Repair and maintenance expenditures are expensed as incurred.

Depreciation is recorded using the straight-line method over the estimated useful life of the assets, ranging from 5 to 20 years with a weighted average of 18 and 19 years at December 31, 2002 and 2001, respectively. For the years ended December 31, 2002, 2001 and 2000, the Company recorded depreciation expense of $233,319, $192,750 and $171,489, respectively.

Intangible assets
Intangible assets are amortized over 5 to 20 years on a straight-line basis. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable For the years ended December 31, 2002, 2001 and 2000, the Company recorded amortization expense of $11,145, $13,282 and $13,282, respectively.

Significant Customers
During 2002, the Company's three largest customers accounted for 67%, 32% and 1% of total revenues. During 2001, the Company's three largest customers accounted for 75%, 23% and 2% of total revenues. During 2000, the Company's three largest customers accounted for 55%, 33% and 12% of total revenues.

Income taxes
No provision is made for income taxes in the accompanying financial statements as the income or loss of the Company is passed through and included in the tax returns of the members.

Reclassification
Certain items in previously issued financial statements have been reclassified for comparative purposes.

3.  Notes Payable

Notes payable consist of the following at December 31, 2002 and 2001:

                                           2002         2001
                                        -----------  ----------

Note payable to IES (a member),
due on demand with  interest
at 5% ...............................   $3,550,500   $2,900,500

Note payable to Ridgewood (a member),
due on demand with interest at 5% ...    3,550,500    2,900,500
                                        ----------   ----------
                                        $7,101,000   $5,801,000
                                        ----------   ----------


4. Operating Status

One project has temporarily suspended its operations. It is management's intent to restart the Jonesboro plant in the fourth quarter of 2003. Based on forecasts related to the operation of the Facilities, management believes that the Company will be able to recover the carrying value of its long-lived assets and meet its financial obligations. The members intend to continue providing the necessary financial support to the Company for the foreseeable future and to not demand payment, within the next twelve months, of the notes payable discussed in Note
3. During the first quarter of 2003, Ridgewood and IES each contributed $600,000 to the Company.

5. Related Party Transactions

The Company is required to pay certain members a fee for management services of $100,000 per year. Additional management fees of up to $200,000 per year may be payable contingent upon achieving Ridgewood's Priority Return from Operations, as defined. No contingent management fee has been accrued as of December 31, 2002 or 2001. Amounts of $400,000 and $300,000 for 2002 and 2001, respectively, are recorded in management fee payable in the Balance Sheets.

Under an Operating Agreement with Ridgewood Electric Power Trust IV and Ridgewood Electric Power Trust V ("the Trusts"), Ridgewood Power Management LLC ( "Ridgewood Management"), an entity related to the managing shareholder of the Trusts through common ownership, provides management, purchasing, engineering, planning and administrative services to the Company. Ridgewood Management charges the Company at its cost for these services and for the allocable amount of certain overhead items. Allocations of costs are on the basis of identifiable direct costs, time records or in proportion to amounts invested in projects managed by Ridgewood Management. During the years ended December 31, 2002, 2001 and 2000, Ridgewood Management charged the Company $310,607, $205,120 and $203,191, respectively, for overhead items allocated in proportion to the amount invested in projects managed. Ridgewood Management also charged the Company for all of the remaining direct operating and non-operating expenses incurred during the periods

At December 31, 2002 and 2001, the Company had outstanding payables and receivables, with the following affiliates:



                                             As of December 31,
                                        Due From              Due To
                                     --------------   ------------------------
                                     2002     2001       2002         2001
                                     ----    -----    ----------   -----------

Ridgewood Power Management ......   $ --     $ --     $  894,057   $  184,328
Ridgewood Electric Power Trust IV     --       --        238,179      402,436
Ridgewood Electric Power Trust V      --       --      1,187,732      352,436
IES .............................     --       --        474,909      304,803

From time to time, the Company records short-term payables and receivables from other affiliates in the ordinary course of business. The amounts payable and receivable with the other affiliates do not bear interest

6. Fair Value of Financial Instruments

At December 31, 2002 and 2001, the carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximates their fair value. Due to the nature of the Company's relationship with IES and Ridgewood, the fair value of the notes payable is not determinable.

7. Dispute with ISO

From June through December 1999, the Facilities periodically operated on dispatch from ISO-New England, Inc. (the "ISO") and also submitted offers to the ISO to run at high prices during power emergencies. The Facilities have claimed the ISO owes them approximately $14 million for the electricity products they provided in those periods and the ISO has claimed that no material revenues at all are due to the projects. As a result, on October 24, 2000, the Company filed a complaint against the ISO in the Superior Court of Delaware alleging, among other things, that the ISO's actions resulted in a breach of an express or implied contract, violated certain consumer protection laws and amounted to fraud. The ISO removed the litigation to Federal District Court in Delaware. As a result of various pre-trial motions filed by the parties, such litigation was filed as a complaint by the Company before FERC. In April 2002, FERC ruled on this complaint in favor of the ISO. The Company has determined it will not appeal nor otherwise contest the ruling by FERC.

8.  Approval of Qualification

On May 9, 2002, the Company's West Enfield plant and the Jonesboro plant each filed an "Application for Statement of Qualification" with the Massachusetts Division of Energy Resources (the "Division") to qualify as new renewable electric generation facilities under the Massachusetts Renewable Portfolio Standard Regulations ("RPS"). Pursuant to these regulations, qualified renewable electric generation facilities produce renewable portfolio standard attributes ("RPS Attributes") when they generate electricity. RPS Attributes are then sold to and used by entities that are providing electricity to end-use customers in Massachusetts. The RPS regulations, and the statute under which they were promulgated, are intended to spur use and development of new renewable generation facilities.

On July 8, 2002, the Company received official notice from the Division that the Application for Statement of Qualification filed pursuant to the Massachusetts Renewable Energy Portfolio Standard Regulations ("Regulations") by both the Jonesboro and West Enfield plants had been approved as of July 3, 2002. Pursuant to such approval, the Division found that the Plants meet the eligibility requirements of the Regulations and therefore may market and sell renewable attributes associated with the electric generation of the Plants. Because the West Enfield plant qualifies under the RPS, pursuant to the power sales contract, Select Energy paid an additional amount for the RPS Attributes associated with the electric energy it purchased from the West Enfield plant, which amounted to approximately $2,008,488 for the year ended December 31, 2002.

9.  Subsequent event

On February 13, 2003, the Company sold the RPS Attributes generated from the power produced in fourth quarter of 2002 for $1,236,720. On behalf of the Company, Trust IV and Trust V are currently negotiating a transaction with a power marketer that does business in Massachusetts for the sale of the RPS Attributes generated by the Company, in the calendar year 2003.